Page #

Exhibit 1

N E W S   R E L E A S E

Talisman Declares  Semi-Annual Dividend

CALGARY, Alberta –  May 6, 2003 –Talisman Energy Inc.’s Board of Directors today declared a semi-annual dividend of thirty cents Canadian (C $0.30) per share on the Company’s common shares.  The dividend will be paid on June 30, 2003 to shareholders of record at the close of business on June 6, 2003.

Talisman Energy Inc. is a large, independent oil and gas producer, with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever its business is conducted.  Talisman's shares are listed on Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Investor Relations &

Corporate Communications

Phone:

403-237-1196

E-mail:

tlm@talisman-energy.com

Website:

www.talisman-energy.com

10/03

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~